FTB ADVISORS, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)
Computation of Net Capital
December 31, 2015

Aggregate Indebtedness - accounts payable, accrued expenses and other	$	11,275,427
Total shareholder's equity	$	36,439,948
Less nonallowable assets:		
Securities purchased under agreement to resell with affiliate		14,583,540
Furniture, equipment, and leasehold improvements, net		909,465
Deferred tax assets		3,956,389
Other nonallowable assets and deductions		2,146,886
Net capital, before haircut on securities		14,843,668
Less haircut on securities		532,040
Net capital, as defined pursuant to Rule 17a-3		14,311,628
Net capital required (calculated as 6 2/3% of Aggregate Indebtedness)		751,696
Excess net capital	$	13,559,932

Note: No material differences exist between the computation of net capital above and the computation included in the corresponding unaudited FOCUS Report X-17 A-5, Part IIA for December 31, 2015, as filed on February 22, 2016.

See accompanying report of independent register public accounting firm.